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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                   ----------------

                                   SCHEDULE 14D-1/A
  TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                    ACT OF 1934

                                   AMENDMENT NO. 2

                                   ----------------

                          WESTIN HOTELS LIMITED PARTNERSHIP
                            a Delaware Limited Partnership
                              (Name of Subject Company)

                                KALMIA INVESTORS, LLC
                         a Delaware limited liability company

                                  ARLEN CAPITAL, LLC
                        a California limited liability company
                                       (Bidder)

                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                            (Title of Class of Securities)

                                     960 377 109
                        (CUSIP Number of Class of Securities)

                                  Arlen Capital, LLC
                                Don Augustine, Manager
                         1650 Hotel Circle North - Suite 200
                             San Diego, California 92108
                                    (619) 686-2002
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

                                   with a copy to:

                               Peter R. Pancione, Esq.
                           Gipson Hoffman & Pancione, P.C.
                        1901 Avenue of the Stars - Suite 1100
                            Los Angeles, California 90067
                              Telephone: (310) 556-4660
                              Facsimile: (310) 556-8945

                                   ----------------

                              Calculation of Filing Fee

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          Transaction Valuation*                   Amount of Filing Fee
                $4,900,000                               $980.00
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 *    For purposes of calculating the filing fee only.  This calculation assumes the purchase of 4,900 Units of Limited Partnership Interests ("Units") at $1,000 per Unit in the Partnership. The amount of the filing fee, calculated in accordance with Regulation 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of Units assumed to be purchased.

 [ x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid:    $980           Filing       Kalmia Investors, LLC;
 Form or Registration No.:  Schedule 14D-1 Party:       Arlen Capital, LLC
                                           Date Filed:  February 1, 1999
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                                 Page 1 of 7

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CUSIP NO. 960377109                                               Page 2 of 7
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     1.        Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons

               Kalmia Investors, LLC -- IRS Identification # 41-1848556
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               Check the Appropriate Box if a Member of a Group (See
               Instructions)                                (a)  / /
                                                            (b)  / /
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     3.        SEC Use Only
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     4.        Sources of Funds (See Instructions)

               WC
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     5.        Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(e) or 2(f)                             / /
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     6.        Citizenship or Place of Organization

               State of Delaware
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     7.        Aggregate Amount Beneficially Owned By Each Reporting Person

               8,475 Units
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     8.        Check if the Aggregate in Row (7) Excludes Certain Units (See
               Instructions)                                     / /
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     9.        Percent of Class Represented by Amount in Row (7)

               Approximately 6.25%
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    10.        Type of Reporting Persons (See Instructions)

               OO
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                                  Page 2 of 7

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CUSIP NO. 960377109                                               Page 3 of 7
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   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Arlen Capital, LLC -- IRS Identification # 33-0713478
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   2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a)  / /
                                                       (b)  / /
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  3.      SEC Use Only

--------------------------------------------------------------------------------
  4.      Sources of Funds (See Instructions)

          AF
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  5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f)
                                                                 / /
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  6.      Citizenship or Place of Organization

          State of California
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  7.      Aggregate Amount Beneficially Owned By Each Reporting Person

          8,475 Units
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  8.      Check if the Aggregate in Row (7) Excludes Certain Units (See
          Instructions)
                                                                 / /
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  9.      Percent of Class Represented by Amount in Row (7)

          Approximately 6.25%
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  10.     Type of Reporting Persons (See Instructions)

          CO
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                                  Page 3 of 7

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                          AMENDMENT NO. 2 TO SCHEDULE 14D-1

     This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1, filed by Kalmia Investors, LLC, a Delaware Limited Liability Company (the "Purchaser") with the Securities and Exchange Commission on February 1, 1999 as amended by Amendment No. 1 thereto dated March 2, 1999 ("Amendment No. 1") relating to the Tender Offer by the Purchaser to purchase up to 4,900 units of limited partnership interests ("Units") of Westin Hotels Limited Partnership, a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated February 1, 1999 and Supplement No. 1 thereto filed as Exhibit (a)7 to this Amendment No. 2, and the related Agreement of Sale, to include the information set forth below. Terms not otherwise set forth below shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

     ITEM 1.   SECURITY AND SUBJECT COMPANY

     (b) The information set forth in the "Cover Page" and "Introduction" of the Offer to Purchase as amended by Supplement No. 1 is incorporated herein by reference.

     (c) The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer") of the Offer to Purchase as amended by Supplement No. 1 is incorporated herein by reference.

     ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
               COMPANY

     (b) The information set forth in Section 9 ("Past Contacts and Negotiations with General Partners") of the Offer to Purchase as amended by Supplement No. 1 is incorporated herein by this reference.

     ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase as amended by Supplement No. 1 is incorporated herein by reference.

     ITEM 5.   PURPOSE OF TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth in the "Introduction" and Section 7 ("Purpose and Effects of the Offer") of the Offer to Purchase as amended by Supplement No. 1 is incorporated herein by reference.

     ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in the "Introduction" Section of the Offer to Purchase as amended by Supplement No. 1 is incorporated herein by reference.

     ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in Section 9 ("Past Contracts and Negotiations With the General Partner") as amended by Supplement No. 1 is incorporated herein by reference.

     ITEM 8.   PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

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     The information set forth in the "Introduction" Section of the Offer to
Purchase as amended by Supplement No. 1 is incorporated herein by reference.

     ITEM 10.  ADDITIONAL INFORMATION

     Item 10(f) is hereby amended and supplemented with the following information:

          "The Offer has been extended and is now scheduled to expire at 12:00 midnight, Eastern Time on April 6, 1999, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open. The Offer to Purchase has been supplemented by Supplement No. 1 which is Exhibit (a)(7) to this Amendment N. 2 and incorporated herein by this reference. As of the close of business on March 17, 1999, 2,021 Units (1.49%) have been tendered to Purchaser and not withdrawn. Except as amended by Supplement No. 1 and this Amendment No. 2, all of the other terms and conditions of the Offer remain in full force and effect."

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(7)    Supplement No. 1 dated March 23, 1999.

     (a)(8)    Cover Letter from Purchaser to Unit Holders dated March 23, 1999.

     (a)(9)    Publication of Notice of Extension.

     (a)(8)    Press Release.

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                                      SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 23, 1999           KALMIA INVESTORS, LLC

                                   By:  Arlen Capital, LLC
                                          its Manager


                                        By:   /s/ Don Augustine
                                              -----------------------------
                                              Don Augustine, Manager


                                   ARLEN CAPITAL, LLC


                                   By:   /s/ Don Augustine
                                         ------------------------------
                                         Don Augustine, Manager

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                                    EXHIBIT INDEX



 Exhibit No.                       Description
 -----------                       -----------

 (a)(7)          Supplement No. 1 dated March 23, 1999.
 (a)(8) Cover Letter from Purchaser to Unit Holders dated March 23, 1999.

 (a)(9)          Publication of Notice of Extension.

 (a)(10)         Press Release.